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                                August 26, 2022

       James O. Bourdeau, Esq
       Executive Vice President and Chief Legal Officer
       Constellation Brands, Inc.
       207 High Point Drive, Building 100
       Victor, New York 14564

                                                        Re: Constellation
Brands, Inc.
                                                            Schedule 13E-3
filed August 1, 2022
                                                            File No. 005-38227
                                                            Registration
Statement on Form S-4 filed August 1, 2022
                                                            File No. 333-266434

       Dear Mr. Bourdeau:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 and Registration Statement on Form S-4, each filed August 1, 2022

       Reasons for the Reclassification; Fairness of the Reclassification, page
49

   1. Please refer to page 54 of the proxy statement/prospectus included in the registration statement on Form S-4.
We note that the penultimate paragraph provides the disclosure described in Item
1014(a) of Regulation M-A, as required by Exchange Act Rule 13e-3(e)
                                                        along with a brief
discussion of some of the factors considered or not considered by the
                                                        Board. All of the
factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to
the fairness determination and should be discussed in reasonable detail. See Question
Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
                                                        1981). Please revise
this section to either include the factors described in clauses (i), (ii),
                                                        (vii) and (viii) of
Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.
 James O. Bourdeau, Esq
Constellation Brands, Inc.
August 26, 2022
Page 2
2. Please refer to page 57 of the proxy statement/prospectus and refer to our preceding comment. Please revise this section to either include the factors described in clauses (i),
       (ii) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant by the Sands Family Stockholders. If the procedural safeguard in
       Item 1014(d) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard.
Summary of Centerview Financial Analysis - General, page 65

3. Refer to the last paragraph in this section of the proxy statement/prospectus. Please revise the disclosure to explain the "discretionary fee" and quantify the maximum amount that the Special Committee may choose to pay.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNameJames O. Bourdeau, Esq
                                                             Division of
Corporation Finance
Comapany NameConstellation Brands, Inc.
                                                             Office of Mergers
& Acquisitions
August 26, 2022 Page 2
cc:       Jennifer L. Lee, Esq.
FirstName LastName